SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Santander Finance Preferred, S.A. Unipersonal
Sovereign Bancorp, Inc.
Abbey National Capital Trust I
(Name of Subject Company – Issuers)

Banco Santander, S.A.	Santander Financial Exchanges Limited
(Names of Filing Persons – Offerors)
Santander Finance Preferred, S.A. Unipersonal 6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004 (CUSIP 80281R300 and ISIN US80281R3003)
Santander Finance Preferred, S.A. Unipersonal 6.800% Non-Cumulative Guaranteed Series 4 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on November 21, 2006 (CUSIP 80281R706 and ISIN US80281R7061)
Santander Finance Preferred, S.A. Unipersonal 6.500% Non-Cumulative Guaranteed Series 5 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on January 31, 2007 (CUSIP 80281R805 and ISIN US80281R8051 )
Santander Finance Preferred, S.A. Unipersonal Floating Rate (U.S. dollar three-month LIBOR plus 0.52%) Non-Cumulative Guaranteed Series 6 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 5, 2007 (CUSIP 80281R888 and ISIN US80281R8887)
Sovereign Bancorp, Inc. 7.300% Depositary Shares (liquidation preference $25 per security), each representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock of Sovereign Bancorp, Inc. and issued on April 26, 2006 (CUSIP 845905405 and ISIN US8459054057);
and
Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc and issued on February 7, 2000 (CUSIP 002927AA9 and ISIN US002927AA95)
(Title and CUSIP No. of Class of Securities)

BANCO SANTANDER, S.A.
NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
TELEPHONE: (212) 350-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
NICHOLAS A. KRONFELD
MAURICE BLANCO
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,617,316,000	$146,046.23

*      Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(b) only. This valuation assumes the exchange of 7,600,000 outstanding Santander Finance Preferred, S.A. Unipersonal 6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 8, 2004 (the “existing Series 1 preferred securities”); 20,000,000 outstanding Santander Finance Preferred, S.A. Unipersonal 6.800% Non-Cumulative Guaranteed Series 4 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on November 21, 2006 (the “existing Series 4 preferred securities”); 24,000,000 outstanding Santander Finance Preferred, S.A. Unipersonal 6.500% Non-Cumulative Guaranteed Series 5 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on January 31, 2007 (the “existing Series 5 preferred securities”); 14,000,000 outstanding Santander Finance Preferred, S.A. Unipersonal Floating Rate (U.S. dollar three-month LIBOR plus 0.52%) Non-Cumulative Guaranteed Series 6 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander, S.A. and issued on March 5,

2007 (the “existing Series 6 preferred securities”); 8,000,000 outstanding Sovereign Bancorp, Inc. 7.300% Depositary Shares (liquidation preference $25 per security), each representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock of Sovereign Bancorp, Inc. and issued on April 26, 2006 (the “existing Sovereign depositary shares”); and 1,000,000 outstanding Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc and issued on February 7, 2000 (the “existing Abbey National Capital Trust I trust preferred securities”). Estimated for purposes of calculating the amount of the filing fee only, this amount is based on (i) the average of the high and low prices of $23.01 per existing Series 1 preferred security, $23.72 per existing Series 4 preferred security, $23.29 per existing Series 5 preferred security, $15.70 per existing Series 6 preferred security and $23.66 per existing Sovereign depositary share, as reported on the New York Stock Exchange on August 20, 2009, and (ii) the book value per existing Abbey National Capital Trust I trust preferred security of $1,000 as of August 20, 2009 (no transactions were reported on the Luxembourg Stock Exchange for the Abbey National Capital Trust I trust preferred securities in the five business days prior to the date of the filing of this Schedule TO). For purposes of calculating the amount of the filing fee only, we have assumed that 100% of the existing preferred securities will be validly tendered in the exchange offer by holders of such existing preferred securities.

**    The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0000558.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$116,398.80	Filing Party:	Banco Santander, S.A.
Form or Registration No.:	333-160492	Date Filed:	July 9, 2009

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Exchange Offer”) by Banco Santander, S.A (incorporated with limited liability under the laws of Spain) (“Banco Santander”) and Santander Financial Exchanges Limited (incorporated with limited liability under the laws of England and Wales) (“SFEL”):

•
an offer by Banco Santander to exchange, at the exchange ratios set forth in Item 1 below and on the terms and conditions described in the preliminary prospectus dated August 21, 2009 (the “prospectus”), which is incorporated by reference as an exhibit herein, up to a total of 45,048,000 of Santander Finance Preferred, S.A. Unipersonal (“Santander Finance”) 10.5% Non-Cumulative Series 10 Guaranteed Preferred Securities (par value $25 per security), fully and unconditionally guaranteed by Banco Santander as described in the prospectus (the “fixed exchange preferred securities”), plus a cash payment (including accrued but unpaid distributions, plus a cash exchange incentive payment up to an aggregate total amount of $197.3 million, plus cash amounts in lieu of any fractional exchange preferred securities), for any and all (1) Santander Finance 6.410% Non-Cumulative Guaranteed Series 1 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander and issued on March 8, 2004 (CUSIP 80281R300 and ISIN US80281R3003) (the “existing Series 1 preferred securities”), (2) Santander Finance 6.800% Non-Cumulative Guaranteed Series 4 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander and issued on November 21, 2006 (CUSIP 80281R706 and ISIN US80281R7061) (the “existing Series 4 preferred securities”), (3) Santander Finance 6.500% Non-Cumulative Guaranteed Series 5 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander and issued on January 31, 2007 (CUSIP 80281R805 and ISIN US80281R8051) (the “existing Series 5 preferred securities”), and (4) Santander Finance Floating Rate (U.S. dollar LIBOR plus 0.52%) Non-Cumulative Guaranteed Series 6 Preferred Securities (liquidation preference $25 per security) fully and unconditionally guaranteed by Banco Santander and issued on March 5, 2007 (CUSIP 80281R888 and ISIN US80281R8887) (the “existing Series 6 preferred securities” and, together with the existing Series 1 preferred securities, the existing Series 4 preferred securities and the existing Series 5 preferred securities, the “existing Spanish preferred securities”);

•
an offer by SFEL to exchange, at the exchange ratios set forth in Item 1 below and on the terms and conditions described in the prospectus, up to a total of 6,400,000 of Santander Finance’s fixed exchange preferred securities, plus, a cash payment (including accrued but unpaid distributions, plus a cash exchange incentive payment up to an aggregate total amount of $20.0 million, plus cash amounts in lieu of any fractional exchange preferred securities), for any and all of Sovereign Bancorp, Inc. 7.300% Depositary Shares (liquidation preference $25 per security), each representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock of Sovereign Bancorp, Inc. and issued on April 26, 2006 (CUSIP 845905405 and ISIN US8459054057) (the “existing Sovereign depositary shares”); and

•
an offer by SFEL to exchange, at the exchange ratios set forth in Item 1 below and on the terms and conditions described in the prospectus, up to a total of 800,000 of Santander Finance Fixed-to-Floating Non-Cumulative Series 11 Guaranteed Preferred Securities (the “fixed-to-floating exchange preferred securities,” and together with the fixed exchange preferred securities, the “exchange preferred securities”) plus, a cash payment (including accrued but unpaid distributions, plus a cash exchange incentive payment up to an aggregate total amount of $100.0 million, plus cash amounts in lieu of any fractional exchange preferred securities), for any and all of Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc and issued on February 7, 2000 (CUSIP 002927AA9 and ISIN US002927AA95) (the “existing Abbey National Capital Trust I trust preferred securities,” and together with the existing Spanish preferred securities and the existing Sovereign depositary shares, the “existing preferred securities”).

The exchange offer for each series of existing preferred securities is contingent on holders of that series of existing preferred securities tendering for exchange at least 10% in liquidation preference of the existing preferred securities of that series, and other customary conditions. See “The Exchange Offer—Conditions to the Exchange Offer and Deemed Representations” in the prospectus incorporated by reference herein as an exhibit.

The Exchange Offer shall commence on August 25, 2009. The Exchange Offer and the withdrawal rights will expire at 5:00 p.m., New York City time, on September 23, 2009, unless extended. Existing preferred securities tendered pursuant to the offer may be withdrawn at any time prior to 5:00 p.m. New York City time on September 23, 2009. In addition, if not previously returned, existing preferred securities tendered but not accepted for exchange may be withdrawn after the expiration of 40 business days following the commencement of the Exchange Offer.

The Exchange Offer is made upon the terms and subject to the conditions described in the prospectus incorporated by reference herein as an exhibit. This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(c)(2) and (d)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.  Summary Term Sheet

The information set forth in the prospectus in the section entitled “Prospectus Summary” is incorporated by reference herein. Certain key terms of the Exchange Offer are summarized below:

•	Offerors. Banco Santander and SFEL

•
The Exchange Offer. The offerors are offering to deliver the exchange preferred securities (as described below) plus a cash payment (including accumulated but unpaid distributions, plus a cash exchange incentive payment up to an aggregate total amount of $317.3 million, plus cash amounts in lieu of any fractional exchange preferred securities) in exchange for any and all of the existing preferred securities in the ratios and in amounts set forth below under “Exchange Ratios and Cash Payments.” For a discussion of the procedures for tendering, see the section entitled “The Exchange Offer” in the prospectus.

•
The exchange preferred securities. Banco Santander is offering up to 51,448,000 of Santander Finance’s fixed exchange preferred securities, par value $25 per security, which have been registered under the Securities Act.

SFEL is offering up to 800,000 of Santander Finance’s fixed-to-floating exchange preferred securities, par value $1,000 per security, which have been registered under the Securities Act.

See “Terms of the exchange preferred securities” below for selected information about the exchange preferred securities. For a more detailed description of the exchange preferred securities, see “Description of the Exchange Preferred Securities” and “Description of the Guarantee of the Exchange Preferred Securities” in the prospectus.

•	Exchange Ratios and Cash Payments.

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities	Cash Accrued Preferred Distributions or Dividends	Cash Exchange Incentive Amount
7,600,000 outstanding 6.410% non-cumulative existing Series 1 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R300; US80281R3003
$78 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 1 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional fixed exchange preferred securities.
			$0.32 per $100 in liquidation preference of existing Series 1 preferred securities, assuming an exchange offer settlement date of September 29, 2009.	$12 per $100 liquidation preference of existing Series 1 preferred securities tendered for exchange.

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities	Cash Accrued Preferred Distributions or Dividends	Cash Exchange Incentive Amount
20,000,000 outstanding 6.800% non-cumulative existing Series 4 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R706; US80281R7061
$77 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 4 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional fixed exchange preferred securities.
			$0.72 per $100 in liquidation preference of existing Series 4 preferred securities, assuming an exchange offer settlement date of September 29, 2009.	$13 per $100 liquidation preference of existing Series 4 preferred securities tendered for exchange.
24,000,000 outstanding 6.500% non-cumulative existing Series 5 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.	80281R805; US80281R8051
$72 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 5 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional fixed exchange preferred securities.
			$1.08 per $100 in liquidation preference of existing Series 5 preferred securities, assuming an exchange offer settlement date of September 29, 2009.	$13 per $100 liquidation preference of existing Series 5 preferred securities tendered for exchange.
14,000,000 outstanding
Floating Rate (Three-Month U.S. dollar LIBOR plus 0.52%) non-cumulative existing Series 6 preferred securities, par value $25, fully and unconditionally guaranteed by Banco Santander S.A.
80281R888; US80281R8887
$46 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Series 6 preferred securities tendered for exchange. Cash will be paid in lieu of any fractional fixed exchange preferred securities.
			$0.24 per $100 in liquidation preference of existing Series 6 preferred securities, assuming an exchange offer settlement date of September 29, 2009.	$9 per $100 liquidation preference of existing Series 6 preferred securities tendered for exchange.

Existing Securities	CUSIP and ISIN	Liquidation Preference of New Securities to Be Issued in Exchange for Existing Securities	Cash Accrued Preferred Distributions or Dividends	Cash Exchange Incentive Amount
8,000,000 outstanding 7.300% existing Sovereign depositary shares (each Representing a 1/1,000th interest in a Share of Series C Non-Cumulative Perpetual Preferred Stock), liquidation preference $25.	845905405; US8459054057
$80 in liquidation preference of fixed exchange preferred securities (liquidation preference $25 per security) per $100 in liquidation preference of existing Sovereign depositary shares tendered for exchange. Cash will be paid in lieu of any fractional fixed exchange preferred securities.
			$0.88 per $100 in liquidation preference of existing Sovereign depositary shares, assuming an exchange offer settlement date of September 29, 2009.	$10 per $100 liquidation preference of existing Sovereign depositary shares tendered for exchange.
1,000,000 outstanding
8.963% non-cumulative existing Abbey National Capital Trust I trust preferred securities, liquidation preference $1,000, fully and unconditionally guaranteed by Abbey National plc.
002927AA9; US002927AA95
$800 in liquidation preference of fixed-to-floating exchange preferred securities (liquidation preference $1,000 per security) per $1,000 in liquidation preference of existing Abbey National Capital Trust I trust preferred securities tendered for exchange. Cash will be paid in lieu of any fractional fixed-to-floating exchange preferred securities.
			$22.16 per $1,000 in liquidation preference of existing Abbey National Capital Trust I trust preferred securities, assuming an exchange offer settlement date of September 29, 2009.	$100 per $1,000 liquidation preference of existing Abbey National Capital Trust I trust preferred securities tendered for exchange.

•	Terms of the exchange preferred securities.

•	Issuer. Santander Finance

•	Guarantor. Banco Santander

•	Distribution Payment Dates.

o
Except as otherwise described in the prospectus, distributions (as defined in the prospectus) on the fixed exchange preferred securities accrue from the date of original issuance and are payable quarterly in arrears on March 29, June 29, September 29 and December 29 in each year, commencing on December 29, 2009.

o
Except as otherwise described in the prospectus, distributions on the fixed-to-floating exchange preferred securities accrue from the date of original issuance and are payable semi-annually in arrears on March 29 and September 29 in each year, beginning on March 29, 2010 until September 29, 2014 (the “Reset Date”), and on the Reset Date, and quarterly on March 29, June 29, September 29 and December 29 in each year beginning on December 29, 2014.

•	Distribution accrual on the exchange preferred securities.

o	Distributions are payable on the fixed exchange preferred securities at a fixed rate of 10.5% per year from and including the date of issuance.

o
Distributions on the fixed-to-floating exchange preferred securities are payable semi-annually at a fixed rate of 10.5% per year from and including the date of issuance to but excluding the Reset Date. From and including the Reset Date, the rate of Distributions on the fixed-to-floating exchange preferred securities will be reset quarterly on the first day of each LIBOR Distribution Period (as defined in the prospectus) to a rate (the “Applicable Rate”), as determined by the calculation agent, equal to U.S. dollar three month LIBOR, plus a spread to be fixed (the “fixed spread to LIBOR”) at the spread-fixing time (as defined below), which is equal to the difference between (A) 10.5%, and (B) the mid-swaps rate, as displayed on Telerate Page 19901 under the caption “SEMI-BOND” for swapping fixed rate payments for U.S. dollar three-month LIBOR payments for a 5-year period, at the spread-fixing time.  The spread-fixing time will be 2:00 p.m. New York City time on September 21, 2009, the second business day prior to the Exchange Offer Expiry Date (as defined below).

•
Liquidation Preference. $25 per fixed exchange preferred security and $1,000 per fixed-to-floating exchange preferred security plus, in each case, accrued but unpaid Distributions for the then-current Distribution Period to the date fixed for redemption.

•
Redemption Price. $25 per fixed exchange preferred security and $1,000 per fixed-to-floating exchange preferred security plus, in each case, accrued but unpaid Distributions for the then-current Distribution Period to the date fixed for redemption.

•
Guarantee. Banco Santander will fully and unconditionally guarantee the payment of Distributions, the liquidation distribution and the redemption price with respect to the exchange preferred securities.  See “Description of the Guarantee of the Exchange Preferred Securities” in the prospectus.

•
Ranking. The exchange preferred securities will rank (a) junior to all liabilities of Santander Finance, including subordinated liabilities, (b) pari passu with each other and with any other series of Preferred Securities (as defined below) of Santander Finance and (c) senior to Santander Finance’s ordinary shares. The Guarantee will rank (a) junior to all liabilities of Banco Santander, including subordinated liabilities (other than any guarantee or contractual right expressly ranking equally with or subordinated to the Guarantee) (b) pari passu with the most senior Preferred Securities issued by Banco Santander and any obligations of Banco Santander under any guarantee issued by it relating to any Preferred Securities issued by any Subsidiary; and (c) senior to Banco Santander’s ordinary shares.

“Preferred Securities” means (as the case may be) any preferred securities (participaciones preferentes) issued under Spanish Law 13/1985, or other securities or instruments equivalent to preferred securities issued by Santander Finance, or by any other subsidiary of Banco Santander which are entitled to the benefit of a guarantee ranking pari passu with Banco Santander’s obligations under the Guarantee, or any such securities or instruments issued by Banco Santander and ranking pari passu with Banco Santander’s obligations under the Guarantee.

•
Redemption. Each series of exchange preferred securities are redeemable, at the option of Santander Finance, subject to the prior consent of the Bank of Spain, in whole but not in part, at any time on or after the fifth anniversary of the date of issuance of each such series, upon not less than 30 nor more than 60 days’ notice prior to the relevant redemption date by mail to each record holder, at the redemption price of $25 per fixed exchange preferred security and $1,000 per fixed-to-floating exchange preferred security, plus the accrued and unpaid Distribution, if any, for the then-current Distribution Period to the date fixed for redemption. See “Description of the Exchange Preferred Securities—Optional Redemption” in the prospectus, for additional information.

•
Clearance and settlement. The exchange preferred securities will be issued in book-entry form through the facilities of DTC for the accounts of its participants and will trade in DTC’s same day funds settlement system. Beneficial interests in exchange preferred securities held in book-entry form will not be entitled to receive physical delivery of certificated securities, except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Description of the Exchange Preferred Securities” in the prospectus.

•
Spanish Withholding Tax Requirements. Under current Spanish laws and regulations, distributions made to a holder of the exchange preferred securities by Santander Finance will not be subject to taxation in Spain and no withholding tax will be required on such distribution, except in the case of distributions to (a) individual holders who are resident in Spain for tax purposes; and (b) holders who fail to comply with the tax certification procedures described in detail in Annexes A and B to the prospectus.  In the case of (a) or (b), Santander Finance and Banco Santander will withhold Spanish withholding tax at the applicable rate (currently 18%) from any payment in respect of the exchange preferred securities, including in connection with any imputed income arising from an exchange.  For a discussion of the consequences of any withholding taxes, see “Taxation—Spanish Tax Considerations” in the prospectus.

•
Governing Law. The exchange preferred securities will be governed by Spanish law. The Guarantee will be governed by, and construed in accordance with, the laws of the State of New York.  The ranking of the Guarantee will be governed by Spanish law.

•	Listing. Application will be made to list the exchange preferred securities on the New York Stock Exchange.

•	Registrar and Transfer and Paying and Calculation Agent. The Bank of New York Mellon.

•
Tenders, Exchange Offer Expiry Date, Withdrawal. The Exchange Offer Expiry Date is September 23, 2009, unless extended for one or more series of existing preferred securities. The exchange offer for each series of existing preferred securities will expire at 5:00 p.m. New York City time on the Exchange Offer Expiry Date (the “Exchange Offer Deadline”). If you decide to tender your existing preferred securities in the exchange offer, you may withdraw them at any time prior to the Exchange Offer Deadline. If Santander Finance decides for any reason not to accept any existing preferred securities for exchange, your existing preferred securities will be returned to you without interest promptly after the exchange offer expires. In addition, if not previously returned, you may withdraw existing preferred securities that you tender that are not accepted by us for exchange after the expiration of 40 business days following the commencement of the exchange offer.

•
Conditions of the Exchange Offer. The exchange offer for each series of existing preferred securities is contingent on holders of that series of existing preferred securities tendering at least 10% in liquidation preference of the existing preferred securities of that series for exchange, and other customary conditions. For additional information, see the section entitled “The Exchange Offer—Conditions to the Exchange Offer and Deemed Representations” in the prospectus.

•
U.S. Federal Income Tax Considerations. A U.S. Holder (as defined below) will recognize gain or loss on the U.S. Holder’s exchange of existing Sovereign depositary shares or existing Abbey National Capital Trust I trust preferred securities for the exchange preferred securities and cash.  If, as Santander Finance believes, the exchange preferred securities are not “nonqualified preferred stock” for U.S. federal income tax purposes, a U.S. Holder who exchanges existing Spanish preferred securities for exchange preferred securities and cash will generally recognize gain (but not loss, if any) in an amount not to exceed the amount of cash received in the exchange (excluding cash received in lieu of a fractional preferred security). A “U.S. Holder” is a beneficial owner of preferred securities that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. For a more detailed discussion, see the discussion under “U.S. Federal Income Tax Considerations” in the prospectus.

•
Spanish Tax Consequences. The exchange of existing Spanish preferred securities for exchange preferred securities plus the cash payment may give rise to imputed income under Spanish tax law.  If the tax certification and exchange agent (the “Tax Certification and Exchange Agent”) does not receive on your behalf the beneficial owner identity and residence information required by Spanish tax law and set forth in

Annex B to the prospectus, your existing Spanish preferred securities will not be accepted for exchange in the exchange offer, and you will continue to hold your existing Spanish preferred securities subject to the terms and conditions of such existing preferred securities. See “The Exchange Offer—Exchange Withholding Tax,” “Taxation—Spanish Tax Considerations” and Article II of Annex A in the prospectus.

Item 2.  Subject Company Information

(a)  Name and Address.  The principal office of Santander Finance is located in Banco Santander’s principal executive offices at Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain. The telephone number of Santander Finance is (011) 34-91-257-2057.

The principal executive office of Sovereign Bancorp, Inc. (“Sovereign”) is 75 State Street, Boston, Massachusetts. The telephone number of Sovereign is (617) 346-7200.

The principal office of the trustee of Abbey National Capital Trust I, The Bank of New York Mellon, is One Canada Square, London E14 5AL, United Kingdom and the telephone number is (011) 44 (0) 207-964-8819. Correspondence to Abbey National Capital Trust I should be addressed to International House, St. Helier, Jersey, Channel Islands JE4 8XG.

(b) Securities.  The subject class of securities are the existing preferred securities. As of the date of this filing, $190,000,000 in aggregate liquidation preference of existing Series 1 preferred securities, $500,000,000 in aggregate liquidation preference of existing Series 4 preferred securities, $600,000,000 in aggregate liquidation preference of existing Series 5 preferred securities, $350,000,000 in aggregate liquidation preference of existing Series 6 preferred securities, $200,000,000 in aggregate liquidation preference of existing Sovereign depositary shares and $1,000,000,000 in aggregate liquidation preference of existing Abbey National Capital Trust I trust preferred securities were outstanding.

(c) Trading Market and Price.  The existing Spanish preferred securities and the existing Sovereign depositary shares are listed on the New York Stock Exchange.  The existing Abbey National Capital Trust I trust preferred securities are listed on the Luxembourg Stock Exchange.

The high and low sales prices for the existing preferred securities for each quarter during the past two years are as follows:

	Trading Price(1)
	3Q07		4Q07		1Q08		2Q08		3Q08		4Q08		1Q09		2Q09
	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min	Max	Min
	(U.S. dollars, except as otherwise indicated)

Existing Series 1 preferred securities	25.000	18.000	24.940	17.500	26.000	21.700	24.150	21.990	23.500	11.510	25.200	10.900	25.200	9.070	22.250	17.610
Existing Series 4 preferred securities	N/A	N/A	24.000	21.000	24.000	21.900	24.000	21.800	22.500	13.750	19.220	11.970	20.500	8.290	20.000	13.510
Existing Series 5 preferred securities	N/A	N/A	N/A	N/A	24.000	20.750	24.310	20.410	22.300	11.000	21.500	11.560	19.400	8.840	20.300	12.810
Existing Series 6 preferred securities	N/A	N/A	24.700	16.950	19.250	16.500	20.850	16.390	16.510	6.000	14.150	6.800	12.500	5.200	12.500	7.668
Existing Sovereign depositary shares	28.200	25.410	26.500	20.300	24.850	20.360	21.950	18.000	23.860	5.020	17.390	6.920	19.750	7.300	20.000	13.000
Existing Abbey National Capital Trust I trust preferred securities(2)	127.440	120.130	126.840	111.790	120.310	113.670	117.280	105.850	112.389	105.654	106.432	69.806	77.937	54.461	82.000	60.144

(1) Reflects, for the periods indicated, the high and low intraday sales prices per existing preferred security as reported by Tradeline, a service of SunGard Market Data Services.
(2) Trading prices for the existing Abbey National Capital Trust I trust preferred securities are expressed as a percentage of the liquidation preference ($1,000 per security) of one existing Abbey National Capital Trust I trust preferred security.

Item 3.  Identity and Background of Filing Person

(a) Name and address.  The principal office of Banco Santander is Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain. The telephone number of Banco Santander is (011) 34-91-259-6520.

Santander Finance and Sovereign are wholly-owned subsidiaries of Banco Santander. Abbey National Capital Trust I is a Delaware statutory business trust, which is a wholly-owned indirect subsidiary undertaking of Abbey National plc.  Abbey National plc is a wholly-owned subsidiary of Banco Santander.

As required by General Instruction C to Schedule TO, the following persons are the directors of Banco Santander:

Name	Position with Santander	Director Since
Emilio Botín (1)	Chairman	1960

Fernando de Asúa	First vice chairman	1999

Alfredo Sáenz	Second vice chairman and chief executive officer	1994

Matías R. Inciarte (2)	Third vice chairman	1988

Manuel Soto	Fourth vice chairman	1999

Assicurazioni Generali, S.p.A.	Director	1999

Antonio Basagoiti	Director	1999

Ana P. Botín (1)	Director	1989

Javier Botín (1)	Director	2004

Lord Burns	Director	2004

Guillermo de la Dehesa	Director	2002

Rodrigo Echenique	Director	1988

Antonio Escámez	Director	1999

Francisco Luzón	Director	1997

Abel Matutes	Director	2002

Juan R. Inciarte (2)	Director	2008

Luis Ángel Rojo	Director	2005

Luis Alberto Salazar-Simpson	Director	1999

Isabel Tocino	Director	2007

(1) Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.
(2) Matías R. Inciarte and Juan R. Inciarte are brothers.

As required by General Instruction C to Schedule TO, the following persons are the executive officers of Banco Santander.

Name	Position with Banco Santander
Emilio Botín	Chairman of the board of directors and of the executive committee

Name	Position with Banco Santander
Alfredo Sáenz	Second vice chairman of the board of directors and chief executive officer

Matías R. Inciarte	Third vice chairman of the board of directors and chairman of the risk committee

Ana P. Botín	Chairwoman, Banesto

Francisco Luzón	Director, executive vice president, America

Juan R. Inciarte	Director, executive vice president, strategy

José A. Alvarez	Executive vice president, financial management and investor relations

Nuno Amado	Executive vice president, Santander Totta

Ignacio Benjumea	Executive vice president, general secretariat

Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research

José María Espí	Executive vice president, risk

José María Fuster	Executive vice president, technology and operations

José Luis G. Alciturri	Executive vice president, human resources

Enrique G. Candelas	Executive vice president, Santander branch network – Spain

Joan-David Grimà	Executive vice president, asset management

Juan Guitard	Executive vice president, internal auditing

Gonzalo de las Heras	Executive vice president, global wholesale banking

Antonio H. Osorio	Chief executive officer, Abbey

Adolfo Lagos	Executive vice president, global wholesale banking

Jorge Maortua	Executive vice president, global wholesale banking

Javier Marín	Executive vice president, global private banking

Jorge Morán	Executive vice president, insurance

César Ortega	Executive vice president, general secretariat

Javier Peralta	Executive vice president, risk

Jaime P. Renovales	Executive vice president, general secretariat

Marcial Portela	Executive vice president, America

Magda Salarich	Executive vice president, Santander Consumer Finance

José Tejón	Executive vice president, financial accounting and control

Jesús Mª Zabalza	Executive vice president, America

No single person or group of persons controls Banco Santander.

The business address and telephone number of each of the above directors and executive officers of Banco Santander is c/o Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain; telephone (011) 34-91-259-6520.

The principal office of SFEL is Abbey National House, 2 Triton Square, London, NW1 3AN, England. The telephone number of SFEL is (011) 44 (0) 207-256-4264.

SFEL is a wholly-owned subsidiary of Banco Santander.

As required by General Instruction C to Schedule TO, the following persons are the directors of SFEL:

Name	Position with SFEL
Antonio Lorenzo	Director
David Green	Director
Rachel Morrison	Director

The business address and telephone number of each of the above executive officers and directors of SFEL is c/o Abbey National House, 2 Triton Square, London, NW1 3AN, England; telephone (011) 44 (0) 207-256-4264.

Item 4.  Terms of the Transaction

(a)  Material Terms.  The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “Capitalization,” “The Exchange Offer,” “Description of the Exchange Preferred Securities,” “Description of the Guarantee of the Exchange Preferred Securities,” “Comparison of the Material Terms of the Fixed Exchange Preferred Securities and the Existing Spanish Preferred Securities,” “Comparison of the Material Terms of the Fixed Exchange Preferred Securities and the Existing Sovereign Depositary Shares,” “Comparison of Material Terms of the Fixed-to-Floating Exchange Preferred Securities and the Existing Abbey National Capital Trust I Trust Preferred Securities,” “Description of the Existing Spanish Preferred Securities,” “Description of the Existing Sovereign Depositary Shares,” “Description of the Existing Abbey National Capital Trust I Trust Preferred Securities” and “Taxation” is incorporated by reference herein.

(1) Tender Offers.

(i)
The total number and class of securities sought in the offer. The information set forth in the prospectus in the sections entitled “Exchange Ratios and Cash Payments,” “Description of the Existing Spanish Preferred Securities,” “Description of the Existing Sovereign Depositary Shares” and “Description of the Existing Abbey National Capital Trust I Trust Preferred Securities” is incorporated by reference herein.

(ii)
The type and amount of consideration offered to security holders.  The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “Exchange Rates and Cash Payments,” “The Exchange Offer,” “Description of the Exchange Preferred Securities” and “Description of the Guarantee of the Exchange Preferred Securities” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)
Whether the offer may be extended, and if so, how it could be extended. The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vi)
The dates before and after which security holders may withdraw securities tendered in the offer.  The information set forth in the prospectus in the sections entitled “Prospectus Summary” and “The Exchange Offer” is incorporated by reference herein.

(vii)
The procedures for tendering and withdrawing securities.  The information set forth in the prospectus in the sections entitled “Prospectus Summary,” “The Exchange Offer” and Annexes A and B to the prospectus is incorporated by reference herein.

(viii)
The manner in which securities will be accepted for payment. The information set forth in the prospectus in the section entitled “Prospectus Summary,” “The Exchange Offer” and Annexes A and B to the prospectus is incorporated by reference herein.

(ix)
If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror's present intentions in the event that the offer is oversubscribed.  Not applicable.

(x)
An explanation of any material differences in the rights of security holders as a result of the transaction, if material.  The information set forth in the prospectus in the sections entitled “Description of the Exchange Preferred Securities,” “Description of the Guarantee of the Exchange Preferred Securities,” “Comparison of the Material Terms of the Fixed Exchange Preferred Securities and the Existing Spanish Preferred Securities,” “Comparison of the Material Terms of the Fixed Exchange Preferred Securities and the Existing Sovereign Depositary Shares” and “Comparison of Material Terms of the Fixed-to-Floating Exchange Preferred Securities and the Existing Abbey National Capital Trust I Trust Preferred Securities” is incorporated by reference herein.

(xi)
A brief statement as to the accounting treatment of the transaction, if material. The information set forth in the prospectus in the sections entitled “Capitalization” and “The Exchange Offer—Accounting and Capital Treatment” is incorporated by reference herein.

(xii)
The federal income tax consequences of the transaction, if material.  The information set forth in the prospectus in the section entitled “Taxation―U.S. Federal Income Tax Considerations” is incorporated by reference herein.

(2)  Mergers or Similar Transactions.  Not applicable.

(b) Purchases.  To Banco Santander’s and SFEL’s knowledge based on reasonable inquiry, no existing preferred securities are owned by any officer, director or affiliate of Banco Santander, Santander Finance, Sovereign or Abbey National Capital Trust I, and therefore, no existing preferred securities will be purchased from any officer, director or affiliate of Banco Santander, Santander Finance, Sovereign or Abbey National Capital Trust I in connection with the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements involving the subject company’s securities. The information set forth in the prospectus in the section entitled “Certain Relationships and Related Party Transactions” is incorporated herein by reference in response to this item.

Banco Santander has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the existing Spanish preferred securities: (i) Payment and Guarantee Agreement between Banco Santander and Santander Finance dated as of March 8, 2004, with respect to existing Series 1 preferred securities; (ii) Payment and Guarantee Agreement between Banco Santander and Santander Finance dated November 21, 2006, with respect to existing Series 4 preferred securities; (iii) Payment and Guarantee Agreement between Banco Santander and Santander Finance dated January 31, 2007, with respect to existing Series 5 preferred securities; and (iv) Payment and Guarantee Agreement between Banco Santander and Santander Finance dated March 5, 2007, with respect to existing Series 6 preferred securities. Each of these agreements constitutes a full and unconditional guarantee by Banco Santander of the relevant series of existing Spanish preferred securities.

Additionally, Banco Santander has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to other securities issued by Santander Finance: (i) the Guarantee dated September 28, 2004 and given by Banco Santander in respect of Santander Finance’s obligations under its Series 2 Euro 300,000,000 CMS-Linked Non-Cumulative Perpetual Guaranteed Securities; (ii) the Guarantee dated October 6, 2004 and given by Banco Santander in respect of Santander Finance’s obligations under its Series 3 Euro 200,000,000 5.75% Non-Cumulative Perpetual Guaranteed Securities; (iii) the Guarantee dated July 10, 2007 and given by Banco Santander in respect of Santander Finance’s obligations under its Series 7 £250,000,000 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities; (iv) the Guarantee dated July 23, 2009 and given by Banco Santander in respect of Santander Finance’s obligations under its Series 8 £679,400,000 Fixed/Floating Non-Cumulative Perpetual Guaranteed Preferred Securities; and (v) the Guarantee dated July 23,

2009 and given by Banco Santander in respect of Santander Finance’s obligations under its Series 9 Euro 125,700,000 Fixed/Floating Non-Cumulative Perpetual Guaranteed Preferred Securities. Each of these agreements constitutes a full and unconditional guarantee by Banco Santander of a series of preferred securities of Santander Finance that is not subject to the Exchange Offer.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes of the transaction.  The information set forth in the prospectus in the section entitled “The Exchange Offer—Reasons for the Exchange Offer” is incorporated by reference herein.

(b) Use of securities acquired.  The existing preferred securities acquired pursuant to the Exchange Offer will either be cancelled, retained or held in treasury by Banco Santander and SFEL. Banco Santander and SFEL do not currently expect to resell any existing preferred securities acquired in the Exchange Offer.

(c) Plans.  The information set forth in the prospectus under the caption “Capitalization” is incorporated herein by reference.  There are no plans or proposals that relate to or would result in any of the effects or circumstances described in Items (1), (2), (4), (5), (6), (7), (8), (9) or (10) of Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The consideration to be used in the Exchange Offer consists of the exchange preferred securities, plus cash payments (including accrued but unpaid distributions, plus cash exchange incentive payments, plus cash amounts in lieu of any fractional exchange preferred securities).  If 100% of the existing preferred securities are tendered and accepted for exchange, exchange preferred securities with an aggregate liquidation preference of $2,086 million, cash amounts of $35.4 million in accrued but unpaid distributions (assuming an exchange offer settlement date of September 29, 2009) and $317.3 million in cash incentive payments, will be delivered. The transaction will be funded entirely from Banco Santander’s internally-generated cash flow.

 (b) Conditions.  Not applicable.

(d) Borrowed Funds.  Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.  Banco Santander owns existing Sovereign depositary shares with an aggregate liquidation preference of $33.87 million (amounting to 16.94% of the aggregate liquidation preference of existing Sovereign depositary shares currently outstanding) and existing Abbey National Capital Trust I trust preferred securities with an aggregate liquidation preference of $176.76 million (amounting to 17.68% of the aggregate liquidation preference of Abbey National Capital Trust I trust preferred securities currently outstanding).

(b) Securities Transactions.  On June 22, 2009, Banco Santander, for its own account, purchased through a broker existing Abbey National Capital Trust I trust preferred securities in an aggregate liquidation preference of $9.3 million at a price of $752.50 per existing Abbey National Capital Trust I trust preferred security.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the prospectus under the headings “Prospectus Summary,” “The Exchange Offer—Tax Certification and Exchange Agent,” “The Exchange Offer—Dealer Manager” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

The following financial statements and information are incorporated herein by reference:

•
Annual Report of Banco Santander on Form 20-F for the year ended December 31, 2008, as filed with the SEC on June 30, 2009, including its audited consolidated financial statements and the notes thereto;

•
Periodic Report of Banco Santander on Form 6-K, including a summary of its condensed consolidated financial information as of June 30, 2009 for the three month periods ended June 30, 2009 and 2008, as furnished to the SEC on August 3, 2009;

•
Periodic Report of Banco Santander on Form 6-K, including its interim condensed consolidated financial statements as of June 30, 2009 for the six month period ended June 30, 2009, as furnished to the SEC on August 12, 2009; and

•	The information in the prospectus under the heading “Ratio of Earnings to Combined Fixed Charges.”

Copies of the financial statements incorporated herein be reference pursuant to this Item 10 can be obtained as provided in the prospectus under the heading “Where You Can Find More Information.”

Item 11. Additional Information

(a) Agreements, regulatory requirements and legal proceedings.

(1) None.

(2) Banco Santander is subject to the Bank of Spain’s capital adequacy requirements and sought and received the Bank of Spain’s approval in connection with the Exchange Offer. Banco Santander and SFEL are also required to comply with federal and state securities laws and tender offer rules.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Other material information. None.

Item 12. Exhibits.

The following are included as exhibits to this Schedule TO:

Exhibit No.	Description
(a)(4)(A)	Preliminary Prospectus, dated July 9, 2009 (1)

(a)(4)(B)	Preliminary Prospectus, dated August 21, 2009 (2)

(a)(5)	Wall Street Journal advertisement, dated August 25, 2009

(d)(1)
Payment and Guarantee Agreement between Banco Santander, S.A. (formerly named Banco Santander Central Hispano, S.A.) and Santander Finance Preferred, S.A. Unipersonal dated as of March 8, 2004, with respect to existing Series 1 preferred securities (3)

(d)(2)
Guarantee dated September 28, 2004 and given by Banco Santander, S.A. (formerly named Banco Santander Central Hispano, S.A.) in respect of Santander Finance Preferred, S.A. Unipersonal’s obligations under its Series 2 Euro 300,000,000 CMS-Linked Non-Cumulative Perpetual Guaranteed Securities

(d)(3)
Guarantee dated October 6, 2004 and given by Banco Santander, S.A. (formerly named Banco Santander Central Hispano, S.A.) in respect of Santander Finance Preferred, S.A. Unipersonal’s obligations under its Series 3 Euro 200,000,000 5.75% Non-Cumulative Perpetual Guaranteed Securities

(d)(4)
Payment and Guarantee Agreement between Banco Santander, S.A. (formerly named Banco Santander Central Hispano, S.A.) and Santander Finance Preferred, S.A. Unipersonal dated November 21, 2006, with respect to existing Series 4 preferred securities (4)

(d)(5)
Payment and Guarantee Agreement between Banco Santander, S.A. (formerly named Banco Santander Central Hispano, S.A.) and Santander Finance Preferred, S.A. Unipersonal dated January 31, 2007, with respect to existing Series 5 preferred securities (5)

(d)(6)
Payment and Guarantee Agreement between Banco Santander, S.A. (formerly named Banco Santander Central Hispano, S.A.) and Santander Finance Preferred, S.A. Unipersonal dated March 5, 2007, with respect to existing Series 6 preferred securities (6)

(d)(7)
Guarantee dated July 10, 2007 and given by Banco Santander, S.A. (formerly named Banco Santander Central Hispano, S.A.) in respect of Santander Finance Preferred, S.A. Unipersonal’s obligations under its Series 7 £250,000,000 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred Securities

(d)(8)
Guarantee dated July 23, 2009 and given by Banco Santander, S.A. in respect of Santander Finance Preferred, S.A. Unipersonal’s obligations under its Series 8 £679,400,000 Fixed/Floating Non-Cumulative Perpetual Guaranteed Preferred Securities

(d)(9)
Guarantee dated July 23, 2009 and given by Banco Santander in respect of Santander Finance Preferred, S.A. Unipersonal’s obligations under its Series 9 Euro 125,700,000 Fixed/Floating Non-Cumulative Perpetual Guaranteed Preferred Securities.

(g)(1)	Form of Letter to Clients (7)

(g)(2)	Form of Letter to Reorganization Departments (8)

(g)(3)	Form of Customer Instructions Letter (9)

(h)(1)	Tax Opinion of Davis Polk & Wardwell LLP (10)

(h)(2)	Tax Opinion of Allen & Overy LLP (11)

(1)	Incorporated by reference to Banco Santander S.A.’s Registration Statement No. 333-160492, filed with the Commission on July 9, 2009.

(2)	Incorporated by reference to Banco Santander S.A.’s Amendment No. 1 to Registration Statement No. 333-160492, filed with the Commission on August 21, 2009.

(3)	Filed as Exhibit 4.2 to Santander Finance Preferred, S.A. Unipersonal’s Registration Statement on Form F−4 (File No. 333−119132) filed on September 20, 2004 and incorporated by reference herein.

(4)	Filed as Exhibit 10 to Santander Finance Preferred, S.A. Unipersonal’s Registration Statement on Form F−4 (File No. 333−144421−01) filed on July 9, 2007 and incorporated by reference herein.

(5)	Filed as Exhibit 10 to Santander Finance Preferred, S.A. Unipersonal’s Registration Statement on Form F-4 (File No. 333-146881-01) filed on October 23, 2007 and incorporated by reference herein.

(6)	Filed as Exhibit 10 to Santander Finance Preferred, S.A. Unipersonal’s Registration Statement on Form F-4 (File No. 333-146732-01) filed on October 16, 2007 and incorporated by reference herein.

(7)	Filed as Exhibits 99.1.1 to 99.1.6 to Banco Santander S.A.’s Amendment No. 1 to Registration Statement No. 333-160492, filed with the Commission on August 21, 2009.

(8)	Filed as Exhibit 99.2 to Banco Santander S.A.’s Amendment No. 1 to Registration Statement No. 333-160492, filed with the Commission on August 21, 2009.

(9)	Filed as Exhibits 99.3.1 to 99.3.6 to Banco Santander S.A.’s Amendment No. 1 to Registration Statement No. 333-160492, filed with the Commission on August 21, 2009.

(10)	Filed as Exhibit 8.1 to Banco Santander S.A.’s Registration Statement No. 333-160492, filed with the Commission on July 9, 2009.

(11)	Filed as Exhibit 8.2 to Banco Santander S.A.’s Amendment No. 1 to Registration Statement No. 333-160492, filed with the Commission on August 21, 2009.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 25, 2009

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Soler Ramos
	Name:	José Antonio Soler Ramos
	Title:	Deputy Manager

SANTANDER FINANCIAL EXCHANGES LIMITED

By:	/s/ David Green
	Name:	David Green
	Title:	Director